Room 4561

February 14, 2007

Deborah Fortescue-Merrin
President and Chief Executive Officer
Creator Capital Limited
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re: Creator Capital Limited
        Form 20-F/A for the fiscal year ended December 31, 2005
        Filed December 12, 2006
        Form 6-K and Form 6-K/A
        Filed on November 16, 2006 and December 11, 2006
        File No. 001-14611

Dear Mrs. Fortescue-Merrin:

        We have reviewed your response letter dated December 7, 2006 and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, as amended on December 12, 2006

Item 15. Controls and Procedures, page 24

1. We note your response to prior comment No. 4 of our letter dated October 6, 2006 and your revised disclosure in the Form 20-F/A filed on December 12, 2006. You state that "there were no changes in [y]our internal controls or in other factors that could significantly affect [y]our internal controls subsequent to the date of their evaluation." This statement is not consistent with the requirements of Item 308 Regulation S-K. In future filings, please revise to state, if true, that there were no changes that occurred during your last fiscal

quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.

Certifications

2. Notwithstanding your response to prior comment No. 5 of our letter dated October 6, 2006, the certifications contained in your amended Form 20-F filed on December 12, 2006 were not filed as exhibits and were filed using an outdated form of certification. The certifications required by Rule 13a-14(a) or Rule 15d-14(a) are to be filed in future filings as exhibits, not within the body of the Form 20-F itself, and should be presented exactly as set forth in the Form 20-F Instructions to Exhibits. Although you may continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, no other changes to the certification language are permissible.

Form 6-K filed on November 16, 2006 and Form 6-K/A filed on December 11, 2006

3. You appear to have restated the interim financial statements for the period ended June 30, 2006 in the Form 6-K/A filed on December 11, 2006. Based on your disclosures there do not appear to be any material differences between Canadian and US GAAP that would materially impact your financial statements. Therefore, explain the reasons for the restatement and why your filing contains no explanatory disclosures consistent with those required by paragraph 26 of SFAS 154.

Statement of Changes in Financial Position

4. We note your response to prior comment No. 6 of our letter dated October 6, 2006. Explain why you have presented a $7 million cash outflow for the acquisition of ETV and a $7 million cash inflow from financing activities when your disclosures and your response suggest that no cash proceeds were received and no cash consideration were associated with this transaction.

Note 5 - Share Purchase Agreement – ETV Channels on Demand, Inc.

5. We note your response to prior comment No. 9 of our letter dated October 6, 2006. Your response does not identify the specific accounting guidance that you relied upon in your decision to record the acquisition of ETV on Demand, Inc. in the balance sheet for the six months ended June 30, 2006. That is, your

disclosures and response indicate that no consideration has been paid, nor will any be paid, unless certain "earn-out" provisions are met. Tell us how you determined that the $7 million does not represent contingent consideration, as set forth in paragraphs 25 – 28 of SFAS 141. Based on the disclosures in your filing there do not appear to be any material differences between Canadian and US GAAP in accounting for business combinations and your response therefore should explain your accounting in terms of both Canadian and US GAAP.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief